UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2022

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Filed as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated August 4, 2022.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports financial results for the first half of 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: August 4, 2022

Pharming Group reports financial results for the first half of 2022

■Total revenues increased 4% in H1 2022 to US$96.8 million, supported by increases in physicians prescribing and number of patients
■Strong balance sheet and stable cash flow from RUCONEST® providing for investments in Pharming’s future growth
■Continued investment in launch preparations for leniolisib; post period milestones include US FDA filing and grant of accelerated assessment in EMA
■Reduction in minority stake of BioConnection leads to recognized gain of US$ 12.8 million

Leiden, The Netherlands, August 4, 2022: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM/Nasdaq: PHAR) presents its preliminary (unaudited) financial report for the first six months of 2022 ended June 30, 2022.

Chief Executive Officer, Sijmen de Vries, commented:
“Pharming delivered strong half year results with total revenues up 4% compared to the same period last year. RUCONEST® sales growth was supported by increases in physicians prescribing and number of patients. For the second quarter of 2022, sales were US$50.1 million bringing the first half year of 2022 to US$96.8 million.

Concerning pipeline development, we continued to advance leniolisib through the regulatory process as we seek marketing authorization in the US, the UK, and the EEA for the treatment of APDS, a rare, complex and progressive primary immunodeficiency. In the US, we filed a New Drug Application with the FDA for the treatment of APDS in adults and adolescents aged 12 or older at the end of July 2022. On August 2, we announced a new diagnosis code for reporting cases of APDS, which will be added to the International Classification of Diseases, 10th Revision, Clinical Modification (ICD-10-CM) by the US Centers for Disease Control and Prevention (CDC). The diagnosis code, D81.82, will be effective starting October 1, 2022.

Looking to Europe, the EEA and the UK remain on track for regulatory filings from October this year. On August 1, we announced the European Medicines Agency's (EMA) Committee for Medicinal Products for Human Use (CHMP) granted an accelerated assessment for the Marketing Authorisation Application (MAA) for leniolisib in adults and adolescents aged 12 and older.

In our drive to focus on RUCONEST® sales, the launch and commercialization of leniolisib, and the management of our pipeline, we initiated an internal review of our pipeline. As a result of these initial findings, we have taken the strategic decision to discontinue the development of rhC1INH for acute kidney injury and pre-eclampsia. In line with this decision, we will also de-prioritize further development in the large-scale production of rhC1INH through the use of our transgenic cattle herd. The herd will be maintained while we consider strategic options for acute kidney injury (AKI) to gain value from the work done to date. We will continue to progress the ongoing Phase IIb clinical trial in AKI until further notice.

With these decisions, we continue to evolve as a company, and continue to focus our efforts and resources on the most value enhancing initiatives for our stakeholders.”

Strategic highlights
During the first half of 2022, we continued to execute on our strategic objectives of building a sustainable business by focusing on RUCONEST® sales, the approval, launch and commercialization of leniolisib, and the ongoing development and management of our pipeline.

The development of our pipeline will be through a combination of internal development projects - including the development of additional indications for leniolisib and OTL-105 as a gene therapy for HAE - and the potential acquisition of new, late-stage assets through in-licensing and M&A opportunities.

These potential acquisitions will be financed through a combination of positive cash flow from the RUCONEST® business, anticipated future leniolisib businesses, as well as available cash from our strong balance sheet. If required, Pharming will access additional funding from the capital markets.

Therefore, with the ongoing focus on our strategic objectives we have initiated an internal review of our pipeline. As a result, we are announcing a number of initial changes to the pipeline as detailed below.

Pipeline development
leniolisib
For leniolisib, a three-step approach has been planned for the coming years.

The first step is the anticipated commercial approval and market launch in the US during the first half of 2023, followed by key markets in the European Economic Area (EEA) and the UK in the second half of 2023. The Company will evaluate additional countries and regions and will commercialize the product either directly, or through strategic distribution partnerships.

The second step includes the approval and launch of leniolisib as a treatment of APDS in children as young as one year of age.

The third step is the continued life cycle management of the leniolisib compound into further indications.

US market
Subject to FDA approval and granting of priority review by the FDA in the US, we remain on track for the commercial approval of leniolisib in the first quarter and market launch early in the second quarter of 2023.

On July 29, 2022, a New Drug Application (NDA) was submitted to the US FDA for leniolisib, for the treatment of activated phosphoinositide 3-kinase delta (PI3Kδ) syndrome (APDS) in adults and adolescents aged 12 or older. Aligned with the goals set out in PDUFA VI, Pharming expects a Filing Notification Letter by Day 60, which will include the FDA’s determination of priority review. If priority review is granted, it is expected that the FDA review will be completed within six months of the 60-day filing date.

In anticipation of a positive outcome from the FDA, we continue to grow our US field force and leverage our marketing capabilities for the commercialization of leniolisib.

Finally for the US market, on August 2, 2022, Pharming announced that a new diagnosis code for reporting cases of APDS, will be added to the International Classification of Diseases, 10th Revision, Clinical Modification (ICD-10-CM) by the US Centers for Disease Control and Prevention (CDC). The diagnosis code, D81.82, will be effective starting October 1, 2022, and will help accurately identify, stratify and triage US patients eligible for APDS treatments and research opportunities.

EU and UK markets
In Europe, we remain on track with anticipated filings of the market authorization applications to both regulatory agencies - the European Medical Agency (EMA) and the UK Medicines and Healthcare Products Regulatory Agency (MHRA) - in the second half of 2022. Additionally, the MHRA granted Promising Innovative Medicine (PIM) designation to leniolisib for the treatment of APDS.

Additionally, on August 1, we announced the European Medicines Agency's (EMA) Committee for Medicinal Products for Human Use (CHMP) granted an accelerated assessment for the Marketing Authorisation Application (MAA) for leniolisib in adults and adolescents aged 12 and older. Pharming plans to submit the MAA for leniolisib to EMA in October 2022.

Pediatric clinical development
The studies to support the initial applications in the US, EU, and UK have enrolled patients ages 12 years and older. To expand access to leniolisib for the treatment of pediatric APDS, Pharming has developed a clinical plan to include children as young as one year of age. During the first half of the year, positive decisions were received from EMA and MHRA on the Pediatric Investigation Plan (PIP) for leniolisib as a treatment for APDS in children.

The leniolisib PIP includes two planned, global clinical trials in pediatric patients with APDS aged 4 to 11 with a second study in patients aged 1 to 6. These two studies will support regulatory filings worldwide. Pharming expects to initiate recruitment for this pediatric program for leniolisib in the second half of 2022.

OTL-105
In July 2021, Pharming announced a strategic collaboration with Orchard Therapeutics to research, develop, manufacture and commercialize OTL-105, a newly disclosed investigational ex vivo autologous hematopoietic stem cell (HSC) gene therapy for the treatment of hereditary angioedema (HAE). The program has made significant progress developing the lentiviral vector to enhance C1-inhibitor expression and is now testing in preclinical HAE disease models. We anticipate providing further updates as we move towards preparing an Investigational New Drug (IND) filing.

Acute Kidney Injury (AKI)
Following an internal review of our pipeline, we have taken the strategic decision to discontinue further development of this therapy.

While we consider strategic options to gain value from the work done to date, we will de-prioritize further development and investment in the large-scale production of rhC1INH through the use of our transgenic cattle herd. The herd will continue to be maintained to allow all possible outcomes to be explored.

The ongoing Phase IIb clinical trial will continue as we evaluate these strategic options.

Pre-eclampsia
Following an internal review of our pipeline, a decision has been made to discontinue further development and investment. This was due to the choices we have made to prioritize the investments to support the sales of RUCONEST® and the commercialization of leniolisib.

Pompe
The study into the development of a next-generation alpha-glucosidase therapy for the treatment of Pompe disease is ongoing. We are currently engaged in preclinical studies. If and when results from these preclinical studies become available, we will update the market.

Operational highlights
RUCONEST®
RUCONEST® sales were up 4% in the first half of 2022 providing stable cash flow for Pharming’s future growth. Total revenues were US$96.8 million compared to US$93.2 million in the first half of 2021. RUCONEST® sales growth was supported by increases in physicians prescribing and number of patients.

The US market represented 97% of total revenues for the first half of the year, while Rest of World (RoW) and Europe represented 3%.

With a continued need for safe and reliable acute treatment options for hereditary angioedema (HAE), we remain confident in the ongoing demand for RUCONEST® and continued single digit growth for the 2022 financial year.

Organizational update
Robert Friesen, Chief Scientific Officer and Executive Board member resigned from his role at Pharming Group. Mr Friesen’s succession is currently under review.

Financial Summary

Amounts in US$m except per share data	H1 2022	H1 2021	% Change

Income Statement
Revenues	96.8	93.2	4%
Gross profit	87.9	83.8	5%
Operating profit	20.6	17.2	20%
Profit for the year	19.2	14.4	33%
Balance Sheet
Cash & marketable securities	190.9	189.8	1%
Share Information
Basic earnings per share (US$)	0.029	0.022	32%
Diluted earnings per share (US$)	0.027	0.019	42%

Financial highlights
H1 2022
Total revenues increased by 4% during the first half of 2022 to US$96.8 million, versus US$93.2 million during the first half of 2021.

Gross profit increased by 5% during the first half of 2022, in line with the growth in revenues. Gross profit for 2022 was US$87.9 million (2021: US$83.8 million).

Other income increased significantly in 2022 (US$15.0 million) as compared to 2021 (US$1.4 million) as Pharming reduced its minority stake in BioConnection from 43.85% to 22.98% in April 2022. As a result of this transaction, Pharming has received one-off net cash proceeds of US$7.5 million (EUR6.9 million) and recognized a gain of US$12.8 million.

Operating profit for the first half of 2022 amounted to US$20.6 million, a 20% increase compared to the same period last year (US$17.2 million). This was mainly driven by the increase in other income of US$13.6 million. This was partly offset by an increase in operating costs resulting from a combination of increased R&D expenditure, launch preparation and manufacturing cost for leniolisib, and an increase in travel related expenses post-COVID.

Net profit for H1 2022 was US$19.2 million, a 33% increase compared to H1 2021 (US$14.4 million). This was due to higher operating profit, increased financial income, and a decrease in tax expenses, which was offset by a decrease in the net profits in associates using the equity method.

Cash and cash equivalents, together with restricted cash, decreased from US$193.0 million at the end of 2021 to US$190.9 million at the end of the second quarter 2022.

Q2 2022
For the second quarter of 2022, revenues increased by 1.0% to US$50.1 million, compared to US$49.7 million in the second quarter of 2021.

Gross profit increased by 2.4%, to US$46.1 million as compared to the same period last year. This was in line with the growth in revenues.

Operating profit of US$17.8 million was recorded for the second quarter of 2022. This was a 63.3% increase compared to the same quarter last year. This was a result of Pharming recognizing a gain of US$12.8 million in relation to the reduction in its minority stake in BioConnection, partly offset by increased costs for the leniolisib launch preparations.

Net profit for the second quarter was US$15.7 million compared to US$5.8 million in the second quarter of 2021. This was mainly due to the one-off recognized gain of US$12.8 million from the reduction in its minority stake in BioConnection.
Outlook
For the remainder of 2022, we expect:
•Single digit growth in Group revenues from RUCONEST® sales, driven by the US and expanded EU markets, are subject to potential business restrictions related to the COVID-19 pandemic. Quarterly fluctuations are expected.
•The submission of leniolisib’s regulatory filings to EMA and UK MHRA are expected in the second half of 2022.
•Subject to positive outcomes of the FDA review and granting of a Priority Review for leniolisib, we anticipate commercial approval from the FDA in the first quarter of 2023, with an anticipated launch and commercialization soon after.
•Pharming will continue to allocate resources towards the anticipated launch and commercialization of leniolisib with the view of accelerating future growth. Investments in launch preparations and focused clinical development for leniolisib will continue to impact profit for 2022. With continued cash flow from RUCONEST® funding these investments, no additional financing to support the current business is expected.
•Investment and continued focused on the potential acquisitions and in-licensing of new, late-stage development opportunities and assets in rare diseases. Financing, if required, would come via a combination of our strong balance sheet and access to capital markets.

No further specific financial guidance for 2022 is provided.

Additional information
Presentation
The conference call presentation is available on the Pharming.com website from 10:30 CET.

Conference Call
The conference call will begin at 13:30 CET. A transcript of the call will be made available on the Pharming.com website the following day at 14:30 CET.

Please note, the Company will only take questions from dial-in attendees.

Dial-in numbers for conference call
Netherlands Local: +31 85 888 7233
United Kingdom Toll-Free: +44 800 640 6441
United Kingdom Local/International: +44 20 3936 2999
United States Local: +1 646 664 1960
United States Toll Free: +1 855 979 6654

Access Code: 114487

Webcast Link:
https://www.sec.gov/Archives/edgar/data/webcast.openbriefing.com/pharming-q22022/

Financial Calendar 2022
H.C. Wainwright Annual Global Conference September 12 - 14
Third Quarter 2022 Results October 27
Jefferies London Healthcare Conference November 15 - 17
Stifel Healthcare Conference 2022 November 15 - 16

For further public information, contact:
Pharming Group N.V., Leiden, The Netherlands
Heather Robertson, Investor Relations Manager
T: +31 7 1 524 7400
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

About Pharming Group N.V.
Pharming Group N.V. (Euronext Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules, biologics, and gene therapies that are in early to late-stage development. Pharming is headquartered in Leiden, Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific. For more information, visit the Pharming Corporate website.

Auditor’s involvement
The Condensed Consolidated Interim Financial Statements have not been audited by the Company’s statutory auditor.

Responsibility Statement
The Board of Directors of the Company (the “Board”) hereby declares that to the best of its knowledge, the condensed interim financial statements, which have been prepared in accordance with IAS 34 (interim financial reporting), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company, and this interim Board report includes a fair review of the information required pursuant to section 5:25d(8) and (9) of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Leiden, August 4, 2022
Sijmen de Vries, Executive Director and Chief Executive Officer
Paul Sekhri, Non-Executive Director and Chairman of the Board of Directors
Deborah Jorn, Non-Executive Director
Steven Baert, Non-Executive Director
Leonard Kruimer, Non-Executive Director
Jabine van der Meijs, Non-Executive Director
Barbara Yanni, Non-Executive Director
Mark Pykett, Non-Executive Director

Forward-looking Statements
This press release contains forward-looking statements, including with respect to timing and progress of Pharming’s preclinical studies and clinical trials of its product candidates, Pharming’s clinical and commercial prospects, Pharming’s ability to overcome the challenges posed by the COVID-19 pandemic to the conduct of its business, and Pharming’s expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming’s clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming’s 2021 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Pharming Group N.V.
Condensed Consolidated Interim Financial Statements in US Dollars (unaudited)
For the period ended 30 June 2022
•Condensed consolidated statement of profit and loss
•Condensed consolidated statement of comprehensive income
•Condensed consolidated balance sheet
•Condensed consolidated statement of changes in equity
•Condensed consolidated statement of cash flow

CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS
For the 6-month period ended 30 June

Amounts in $ ‘000	notes	H1 2022	H1 2021

Revenues	7	96,763	93,237
Costs of sales	9	(8,906)	(9,487)
Gross profit		87,857	83,750
Other income	8	14,955	1,354
Research and development		(29,296)	(24,206)
General and administrative		(16,421)	(15,060)
Marketing and sales		(36,449)	(28,686)
Other Operating Costs	9	(82,166)	(67,952)
Operating profit		20,646	17,152
Fair value gain (loss) on revaluation derivatives		—	44
Other finance income	10	6,474	5,398
Other finance expenses	10	(2,780)	(2,958)
Finance gain (cost) net		3,694	2,484
Share of net profits in associates using the equity method	11	(550)	388
Profit before tax		23,790	20,024
Income tax credit (expense)		(4,587)	(5,672)
Profit for the year		19,203	14,352
Basic earnings per share (US$)	19	0.029	0.022
Diluted earnings per share (US$)	19	0.027	0.019

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the 6-month period ended 30 June

Amounts in US$ ‘000	H1 2022	H1 2021
Profit for the year	19,203	14,352
Currency translation differences	(14,755)	(5,582)
Fair value remeasurement investments	(702)	—
Items that may be subsequently reclassified to profit or loss	(15,457)	(5,582)
Other comprehensive income (loss), net of tax	(15,457)	(5,582)
Total comprehensive income (loss) for the year	3,746	8,770

CONDENSED CONSOLIDATED BALANCE SHEET
as at date

Amounts in $ ‘000	notes	June 30, 2022	December 31, 2021
Non-current assets
Intangible assets	12	75,766	83,834
Property, plant and equipment	13	11,674	13,222
Right-of-use assets	14	18,284	19,943
Long term prepayments	.	223	194
Deferred tax assets	15	18,594	21,216
Investments accounted for using the equity method	11	3,143	7,201
Investments in equity instruments designated as at FVTOCI	11	643	1,449
Investments in debt instruments designated as at FVTPL	11	7,845	—
Restricted cash		746	812
Total non-current assets		136,918	147,871
Current assets
Inventories	16	33,929	27,310
Trade and other receivables		32,878	29,983
Restricted cash		209	227
Cash and cash equivalents		189,964	191,924
Total current assets		256,980	249,444
Total assets		393,898	397,315

Equity
Share capital		7,469	7,429
Share premium		458,357	455,254
Legal reserves		(12,607)	3,400
Accumulated deficit		(253,549)	(273,167)
Shareholders’ equity	17	199,670	192,916
Non-current liabilities
Convertible bonds	18	128,235	139,007
Lease liabilities	14	16,647	18,456
Other financial liabilities		152	165
Total non-current liabilities		145,034	157,628

Current liabilities
Convertible bonds	18	1,728	1,879
Trade and other payables		45,074	42,473
Lease liabilities		2,392	2,419
Total current liabilities		49,194	46,771
Total equity and liabilities		393,898	397,315

CONDENSED CONSOLIDATED STATEMENT CHANGES IN EQUITY
For the period ended 30 June
Attributable to owners of the parent

Amounts in $ ‘000	notes	Number of shares (in '000)	Share capital	Share premium	Legal reserve Capitalized development cost	Legal reserve FV revaluation
Balance at January 1, 2021		638,822	7,312	447,130	4,955	—
Result for the half-year		—	—	—	—	—
Other comprehensive income (loss) for the half-year		—	—	—	—	—
Total comprehensive income (loss) for the half-year		—	—	—	—	—
Legal reserves		—	—	—	—	—
Income Tax expense from excess tax deductions related to Share-based payments					—	—
Share-based compensation		—	—	—	—	—
Bonuses settled in shares		—	—	—	—	—
Value of conversion rights on convertible bonds		—	—	—	—	—
Shares issued for cash		—	—	—	—	—
Warrants exercised/ issued		61	1	20	—	—
Options exercised		7,240	87	8,054	—	—
Total transactions with owners, recognized directly in equity		7,301	88	8,074	—	—
Balance at June 30, 2021		646,123	7,400	455,204	4,955	—

Balance at January 1, 2022	19	648,749	7,429	455,254	402	(2,283)
Result for the year		—	—	—	—	—
Other comprehensive income (loss) for the half-year		—	—	—	—	(702)
Total comprehensive income (loss) for the half-year		—	—	—	—	(702)
Legal reserves		—	—	—	—	—
Income Tax expense from excess tax deductions related to Share-based payments		—	—	—	—	—
Share-based compensation		—	—	—	—	—
Bonuses settled in shares		—	—	—	—	—
Shares issued for cash		—	—	—	—	—
Warrants exercised/ issued		—	—	—	—	—
Options exercised		3,665	40	3,103	—	—
Total transactions with owners, recognized directly in equity	19	3,665	40	3,103	—	—
Balance at June 30, 2022	19	652,414	7,469	458,357	402	(2,985)

CONDENSED CONSOLIDATED STATEMENT CHANGES IN EQUITY
For the period ended 30 June
Attributable to owners of the parent

Amounts in $ ‘000	notes	Legal reserve participating interest	Legal reserve Translation	Accumulated deficit	Total equity
Balance at January 1, 2021		622	19,037	(295,621)	183,435
Result for the half-year		—	—	14,352	14,352
Other comprehensive income (loss) for the half-year		—	(5,582)	—	(5,582)
Total comprehensive income (loss) for the half-year		—	(5,582)	14,352	8,770
Legal reserves		388	—	(388)	—
Income Tax expense from excess tax deductions related to Share-based payments		—	—	(1,794)	(1,794)
Share-based compensation		—	—	3,527	3,527
Bonuses settled in shares		—	—	—	—
Value of conversion rights on convertible bonds		—	—	—	—
Shares issued for cash		—	—	—	—
Warrants exercised/ issued		—	—	—	21
Options exercised		—	—	(4,028)	4,113
Total transactions with owners, recognized directly in equity		388	—	(2,683)	5,867
Balance at June 30, 2021		1,010	13,455	(283,952)	198,072

Balance at January 1, 2022		1,316	3,965	(273,167)	192,916
Result for the year		—	—	19,203	19,203
Other comprehensive income (loss) for the half-year		—	(14,755)	—	(15,457)
Total comprehensive income (loss) for the half-year		—	(14,755)	19,203	3,746
Legal reserves		(550)	—	550	—
Income Tax expense from excess tax deductions related to Share-based payments		—	—	(177)	(177)
Share-based compensation		—	—	2,880	2,880
Bonuses settled in shares		—	—	—	—
Shares issued for cash		—	—	—	—
Warrants exercised/ issued		—	—	—	—
Options exercised		—	—	(2,838)	305
Total transactions with owners, recognized directly in equity		(550)	—	415	3,008
Balance at June 30, 2022		766	(10,790)	(253,549)	199,670

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the 6-month period ended 30 June

Amounts in $’000	H1 2022	H1 2021
Profit before tax	23,790	20,024

Non-cash adjustments:
Depreciation, amortization, impairment	4,263	4,518
Equity settled share-based payments	2,879	3,793
Gain on disposal of investment in associate	(12,708)	—
Fair value gain (loss) on revaluation of derivatives	—	(44)
Other finance income	(6,474)	(5,398)
Other finance expense	2,780	2,958
Share of net profits in associates using the equity method	550	(388)
Other	—	229
Operating cash flows before changes in working capital	15,080	25,692

Changes in working capital:
Inventories	(6,619)	(3,150)
Trade and other receivables	(2,895)	(1,649)
Payables and other current liabilities	2,601	(4,542)
Restricted Cash	(84)	24
Total changes in working capital	(6,997)	(9,317)
Interest received (paid)	(54)	43
Income taxes paid	(3,422)	—

Net cash flows generated from (used in) operating activities	4,607	16,418

Capital expenditure for property, plant and equipment	(729)	(5,436)
Investment intangible assets	(829)	(1,206)
Investment in associate	7,578	—
Acquisition of license	—	(1,083)

Net cash flows generated from (used in) investing activities	6,020	(7,725)

Payment on contingent consideration	—	(25,000)
Payment of lease liabilities	(1,594)	(1,618)
Proceeds of issued convertible bonds	—	—
Interests on loans	(2,052)	(2,261)
Proceeds of equity and warrants	306	3,867

Net cash flows generated from (used in) financing activities	(3,340)	(25,012)

Increase (decrease) of cash	7,287	(16,319)
Exchange rate effects	(9,247)	(537)
Cash and cash equivalents at 1 January	191,924	205,159

Total cash and cash equivalents at 30 June	189,964	188,303

Notes to the condensed consolidated financial statements
For the period ended 30 June 2022

1.Company information

Pharming Group N.V. is a limited liability public company which is listed on Euronext Amsterdam (PHARM) and on the NASDAQ (PHAR), with its headquarters and registered office located at:

Darwinweg 24
2333 CR Leiden
The Netherlands

2.Statement of compliance

The consolidated interim financial statements for the six-month period ended 30 June 2022 have been prepared in accordance with International Accounting Standard IAS 34, Interim financial reporting. The condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2021, which have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS interpretations committee (IFRS IC) interpretations applicable to companies reporting under IFRS as issued by the International Accounting Standards Board (IASB) and valid as of the balance sheet date.

These condensed interim financial statements were authorized for issue by the Board of Directors on 3 August 2022.

The published figures in these condensed consolidated financial statements are unaudited.

3.Accounting policies

Accounting policies are consistent with those of the financial statements for the year ended 31 December 2021.

4.Estimates and judgements

The preparation of interim financial statements in conformity with IAS 34 and Book 2 Title 9 of the Dutch Civil Code requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. In preparing these condensed interim financial statements, the significant judgements made by management in applying the Company’s accounting policies were the same as those applied to the consolidated financial statements for the year ended 31 December 2021.

5.Going concern

In preparing and finishing the interim financial statements the Board of Directors of Pharming have assessed the Company’s ability to fund its operations for a period of at least twelve months after the date the interim financial statements are issued. Based upon the assessment on a going concern basis, the Company has concluded that funding of its operations for a period of twelve months, after the date the interim financial statements are issued, is realistic and achievable. Overall, based on the outcome of this assessment, the interim financial statements have been prepared on a going concern basis.

6.Seasonality of operations

Seasonality has no material impact on Company’s interim financial statements.

7.Segment information

The Board of Directors consider the business from both a product and geographic perspective. From a product perspective, the Company’s business is exclusively related to the recombinant human C1 esterase inhibitor business. From a geographic perspective, the Company is operating in the US, Europe and RoW. The Board of Directors primarily measures revenues and gross profit to assess the performance of the geographic areas. Operating costs as well as non-current assets are not sub-allocated to the geographic areas.

Total revenues and gross profit per geographic segment for the period ended 30 June:

Amounts in US$ ‘000	H1 2022	H1 2021
Revenues:
US	94,136	90,079
Europe & RoW	2,627	3,158
Total revenues	96,763	93,237
Gross profit:
US	86,329	82,505
Europe & RoW	1,528	1,245
Total gross profit	87,857	83,750

8.Other income

Other income increased significantly in 2022 (US$15.0 million) as compared to 2021 (US$1.4 million) as Pharming reduced its minority stake in BioConnection from 43.85% to 22.98% in April 2022. As a result of this transaction, Pharming has recognized a gain of US$12.8 million. The remainder of the increase relates to increased government grants granted on R&D activities.

9.Expenses by nature

Cost of sales in the first half year of 2022 amounted to US$8.9 million (HY 2021: US$9.5 million) and relate to actual product sales.
Other operating costs increased to US$82.2 million compared to US$68.0 million in the first half year of 2021. The increase was a combination of increased R&D expenditure, launch preparation and manufacturing cost for leniolisib, and an increase in travel related expenses post-COVID.

Employee benefits

Employee benefits are charged to research and development costs, general and administrative costs or marketing and sales costs based on the nature of the services provided.

Depreciation and amortization charges

Amounts in US$ ‘000	H1 2022	H1 2021
Property, plant and equipment	(877)	(1,044)
Right-of-use assets	(1,135)	(1,385)
Intangible assets	(2,251)	(2,089)
Total	(4,263)	(4,518)

The decrease of depreciation charges of property, plant and equipment and right-of-use assets in 2022 as compared to 2021 stems mainly from favorable currency translation effects.
The increase in amortization of the intangible assets mainly relates to amortization of our new ERP system, which is operational as of January 2022. This is partly offset by favorable currency translation effects.

10.Financial income (expenses)

Amounts in US$ ‘000	H1 2022	H1 2021
Foreign currency results	6,474	5,355
Interest income	—	43
Other financial income	6,474	5,398
Foreign currency results	0	(1)
Interest on convertible bonds	(2,434)	(2,667)
Other interest expenses	(295)	(479)
Contingent consideration	—	253
Other financial expenses	(51)	(64)
Other financial expenses	(2,780)	(2,958)
Total other financial income and expenses	3,694	2,440

Foreign currency results in the EUR functional currency entities, primarily follow from the revaluation of bank balances and the loan which are denominated in foreign currencies, mainly US dollars. The US dollar strengthened over the course of 2022.

11.Investments

Investments accounted for using the equity method

The asset relates to an investment in the ordinary shares of BioConnection Investments B.V. During the second quarter of 2022, Pharming entered into a share purchase agreement, following receipt of an offer for all shares in BioConnection by Gimv, a European investment company listed on Euronext Brussels. The existing shareholders (including Pharming) reached agreement with Gimv on the sale of all issued and outstanding shares to a new holding company (BioConnection Investments B.V.) incorporated by Gimv, followed by a partial re-investment by existing shareholders of the purchase price in the share capital of BioConnection Investments B.V. The re-investment relates to the purchase of ordinary shares and a preference share.
The Board of Directors made an assessment on the accounting treatment of the agreement and concluded that the sale of the BioConnection ordinary shares and purchase of the BioConnection Investments B.V. ordinary shares shall be considered as a dilution of an existing equity stake in an investment in associate. Hence Pharming recognized the dilution of its equity stake as a reduction of the carrying amount of the investment in associate accounted for using the equity method. The preference share is valued as an investment in debt instruments designated as at fair value with changes through profit and loss (FVTPL). As a result of this transaction, Pharming has received one-off net cash proceeds of US$7.5 million (EUR6.9 million) and recognized a gain of US$12.8 million

In the Board of Directors’ judgement, the investment in BioConnection constitutes an investment in an associated company and is therefore not consolidated, as Pharming has significant influence but does not have control of BioConnection and is embargoed by a shareholders agreement between the shareholders of BioConnection from influencing any activity between the two parties which is in any significant way different from the relationship which existed between the two prior to the investment.

The carrying amount of this investment has changed as follows:

Amounts in US $ ‘000	June 30, 2022	December 31, 2021
Balance at 1 January	7,201	7,118
Amortization of financial guarantee	(15)	(33)
Dilution of equity stake	(3,104)	—
Profit (loss) for the period	(550)	694
Foreign exchange rate movements	(389)	(578)
Balance at end of period	3,143	7,201

Investment in debt instruments designated as at FVTPL

The asset relates to the preference share as obtained as part of the agreement referred to above relating to BioConnection Investments B.V. The Board of Director’s made an assessment on the accounting treatment of the preference share obtained. The Board concluded that the asset should be recognized as a financial asset (debt instrument) measured at initial recognition at fair value, subsequently measured at fair value through profit and loss. The fair value is calculated using the forward-looking Black-Scholes-Merton (“BSM”) financial instrument pricing framework.

The carrying amount of this investment has changed as follows:

Amounts in US $ ‘000	June 30, 2022	December 31, 2021
Balance at 1 January	—	—
Investment	8,235	—
Foreign exchange rate movements	(390)	—
Balance at end of period	7,845	—

Investment in equity instruments designated as at FVTOCI

The Group holds 1,0 per cent of the ordinary share capital of Orchard Therapeutics, a global gene therapy leader. The share were acquired as of July 1, 2021, as part of strategic collaboration between Pharming Group N.V. and Orchard Therapeutics to research, develop, manufacture and commercialize OTL-105, a newly disclosed investigational ex-vivo autologous hematopoietic stem cell (HSC) gene therapy for the treatment of hereditary angioedema (HAE), a life-threatening rare disorder that causes recurring swelling attacks in the face, throat, extremities and abdomen.
The Board of Directors do not consider that the Group is able to exercise significant influence over Orchard Therapeutics as the other 99.0 percent of the ordinary share capital is publicly traded at the Nasdaq stock exchange (Nasdaq: ORTX).

The carrying amount of this investment has changed as follows:

Amounts in US $ ‘000	June 30, 2022	December 31, 2021
Balance at 1 January	1,449	—
Initial recognition	—	4,589
Fair value adjustments through OCI	(702)	(3,077)
Currency translation	(104)	(63)
Balance at end of period	643	1,449

12.Intangible assets

The decrease in intangible assets mainly stems from regular amortization charges (US$2.3 million) and currency translation effects (US$6.6 million), partly offset by capital expenditures (US$0.8 million).

13.Property, plant and equipment

The decrease in property, plant and equipment mainly stems from regular depreciation charges (US$1.4 million) and currency translation effects (US$0.9 million), partly offset by capital expenditures (US$0.7 million).

14.Right-of-use assets

The decrease in the right of use asset is mainly caused by regular depreciation. No new significant investments for the first half year of 2022.

15.Deferred tax assets

The deferred tax asset decreased mainly due to offsetting the current tax expense with unused tax losses from prior years.

16.Inventories

Inventories include batches RUCONEST®, work in progress and skimmed milk available for production of RUCONEST®.

Amounts in US$ ‘000	June 30, 2022	December 31, 2021
Finished goods	19,034	13,560
Work in progress	10,854	9,606
Raw materials	4,041	4,144
Balance at end of period	33,929	27,310

Changes in the adjustment to net realizable value:

Amounts in US $ ‘000	Period to June 30, 2022	Period to December 31, 2021
Balance at 1 January	(2,448)	(646)
Addition to impairment	(125)	-2,342
Release of impairment	0	20
Usage of impairment	0	407
Foreign exchange rate movements	187	113
Balance at end of period	(2,386)	(2,448)

The inventory valuation at June 30, 2022 of US$33.9 million is stated net of an impairment of US$2.4million (2021: US$2.4 million). The impairment includes an impairment for obsolescence and an impairment to write inventories down to their net realizable value.

Inventories are available for use in commercial, preclinical and clinical activities. Estimates have been made with respect to the ultimate use or sale of product, taking into account current and expected sales as well as preclinical and clinical programs. These estimates are reflected in the additions to the impairment.

The costs of vials used in preclinical and clinical programs are presented under the research and development costs.

The main portion of inventories at June 30, 2022 have expiration dates starting beyond 2023 and are all expected to be sold and/or used before expiration.

17.Equity

The Company’s authorized share capital amounts to €8.8 million and is divided into 880,000,000 ordinary shares with a nominal value of €0.01 each. All 652,414,282 shares outstanding at June 30, 2022 have been fully paid-up. Other reserves include those reserves related to currency translation, share-based compensation expenses and other equity-settled transactions.
Please refer to the Condensed Consolidated Statement changes in Equity.

18.Convertible bonds

On January 21, 2020, the Company issued €125 million aggregate principal amount of 3.00% convertible bonds due 2025.

The movements of the convertible bonds were as follows:

Amounts in US$ ‘000	Period to June 30, 2022	Period to December 31, 2021
Balance at 1 January	140,886	151,767
Carrying value initial recognition	—	—
Interest paid (cash flow)	(2,052)	(4,448)
Amortization transaction cost	396	849
Accrued interest	2,038	4,447
Foreign exchange rate movements	(11,305)	(11,729)
Carrying value at end of period	129,963	140,886

19.Earnings per share and diluted shares

Basic earnings per share is calculated based on the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding including the dilutive effect of shares to be issued in the future under certain arrangements such as option plans and warrants issued. For HY 2022 and HY2021, the basic and diluted profit (loss) per share is:

	H1 2022	H1 2021
Net profit (loss) attributable to equity owners of the parent (in US $ '000)	19,203	14,352
Weighted average shares outstanding (in '000)	655,168	641,099
Basic profit (loss) per share (in US $)	0.029	0.022
Weighted average fully-diluted shares outstanding (in '000)	718,197	762,115
Fully-diluted profit per share (in US $)	0.027	0.019

Diluted shares
The composition of the number of shares and share rights outstanding as well as authorized share capital as per June 30, 2022 is provided in the table below:

	December 31, 2021	Shares issued	Shares reserved	June 30, 2022
Issued shares	648,749,282	3,664,610	—	652,413,892
Warrants	—	—	—	—
Options	52,789,478	(2,542,500)	(1,328,562)	48,918,416
Convertible bonds	62,412,622	—	—	62,412,622
LTIP	10,992,546	(1,849,504)	7,350,406	16,493,448
Fully-diluted shares	774,943,928	(727,394)	6,021,844	780,238,378
Available for issue	105,056,072	727,394	(6,021,844)	99,761,622
Authorized share capital	880,000,000	—	—	880,000,000

20.Financial risks

There have been no significant changes in sensitivities for currency risk, interest rate risk, credit risk and liquidity risk per December 31, 2021 as reported in Pharming Group NV’s 2021 annual report and 20-F.

21.Events since the end of the reporting period
There were no significant events since the end of the reporting period